666 Longdu Avenue

Wanzhou, Chongqing F4 404000

The People’s Republic of China

September 15, 2014

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Li Xiao, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daqo New Energy Corp. (the “Company”) Form 20-F for the fiscal year ended December 31, 2013 (the “2013 20-F”) Filed April 14, 2014 Form 6-K dated May 12, 2014 (the “May 12 6-K”) Filed May 12, 2014

Form 6-K dated August 18, 2014 (the “August 18 6-K”)

Filed August 18, 2014
File No. 001-34602_______________________________________________

Dear Mr. James, Ms. Tillan and Ms. Xiao:

This letter sets forth the Company’s response to the comments contained in the letter dated September 3, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2013 20-F, the May 12 6-K and the August 18 6-K. The Staff’s comments are repeated below in bold and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 51

1.	We refer to your response to prior comment 1 where you described the impairment test performed for the wafer business in 2013. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures in your future filings:

•	The carrying value of the respective assets or asset groups;

•	The percentage by which fair value exceeds the carrying value;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

The Company respectfully advises the Staff that the estimated sum of the undiscounted cash flows expected to result from the use and eventual disposition of the wafer asset group substantially exceeded the recorded carrying value of the assets of $11.6 million, as of December 31, 2013 by a significant multiple, and therefore does not believe that there was a likely charge to income imminent from impairment of these assets, or risk of significant change in the underlying assumptions associated with this calculation, and accordingly does not believe further disclosure is merited pursuant to the guidance in Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. As discussed in the previous response, given that the asset group passed step 1 of the impairment analysis, performed in accordance with ASC 360, the Company did not calculate an estimated fair value of these assets.

However, the Company acknowledges the Staff’s comment, and will include the following disclosure in the “Critical Accounting Policies” section of “Item 5. Operating and Financial Review and Prospects” of the Company’s Form 20-F for the fiscal year ending December 31, 2014:

In 2013, the Company evaluated under ASC 360-10-35-21 whether there were events or changes in circumstances which indicated that the carrying amount of the Company’s wafer asset group may not be recoverable. The Company estimated future cash flows by using certain significant assumptions such as the estimated future selling prices of wafer, production costs, and projected sales volumes.  The Company estimated such significant assumptions with reference to the historical records, industry analysis reports, current indications of customer demand and management’s experience. As a result, the Company concluded the estimated sum of the undiscounted cash flows expected to result from the use and eventual disposition of the wafer asset group substantially exceeded the carrying amount, and no impairment was noted.

Note 7. Property, Plant and Equipment, Net, page F-22

2.	We refer to your response to prior comment 7. Please respond to the following with respect to the Chongqing polysilicon operation:

•	Please provide the carrying value before impairment for the land, buildings and idle machinery and equipment at the Chongqing polysilicon business; of this amount, please also tell us how much is attributable to Daqo New Material;

•	Please describe the reason for a $155 million impairment of buildings and plant considering that they were acquired a few years ago. Describe the value derived from the direct comparison method under the market approach and the adjustments made to arrive at the final fair value for these assets. Please also tell us the current status of these buildings and plant and whether Daqo Group is utilizing them after the termination of lease with you.

The Company respectfully advises the Staff that the carrying amount prior to impairment and the amount attributable to Daqo New Material for the land use right, buildings and plant, and idle machinery and equipment is set out as below:

	Total carrying amount prior to impairment	Attributable to Daqo New Material
Land use right	$6,657,830	$6,657,830
Buildings	$4,813,530	$4,813,530
Plant (or "manufacturing fixtures")	$166,127,084	$152,797,151
Idle machinery and equipment	$3,631,831	$0

The impairment loss of $155 million for buildings and plant was all attributable to the plant, which are primarily manufacturing fixtures. These manufacturing fixtures are non-standard structures which were custom-built for Daqo’s polysilicon business, which can neither be relocated nor used by others. The Company believes these assets are not resalable, and have little or no market value. Therefore, the Company estimated the fair value based on the cash flows expected to result from eventual disposition of these assets, which was determined to be the scrap value of the metal and other materials salvageable from the fixtures.

The Company used the direct comparison method under the market approach to estimate the fair value of buildings. The value derived from this method after adjustments was about $10.7 million, which substantially exceeded the carrying value of buildings. Therefore, no impairment loss was noted. Daqo Group is currently utilizing the buildings held by Daqo New Material for its own business, which is not related to the production of polysilicon.

3.	Please explain why all of the losses at Daqo New Material are allocated to non-controlling interest, including the impairment losses discussed above.

The Company respectfully advises the Staff that Daqo New Material (the "VIE") was established by Daqo Group, a related party to the Company in November 2006. The equity interest of the VIE is owned by Daqo Group, which has been presented as non-controlling interest on the consolidated balance sheets. The VIE was structured to acquire land use rights and construct certain polysilicon production infrastructure explicitly for the use of Chongqing Daqo, which controlled this VIE through the provisions of the lease agreement, until its termination on December 31, 2013. Lease income and expenses and associated receivables and payables are eliminated upon consolidation as intercompany transactions. The net income/(loss) attributable to the operations of the VIE is reflected as an allocation to non-controlling interest given Dago Group, the non-controlling shareholder of the VIE owns 100% of the equity. Therefore, and in response to the Staff’s comment, all of the losses at Daqo New Material were allocated to non-controlling interest, including the impairment losses discussed above. Please refer to page F-10 of the 2013 20-F for details of the VIE arrangement.

Form 6-K dated May 12, 2014 and August 18, 2014

4.	We note in your response to prior comment 9 where you describe your basis for revising the estimates of the expected useful lives of property and equipment. When discussing the change in your critical accounting policies and estimates in your next Form 20-F, please include information similar to your response. Refer to Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment, and will include the following disclosure in the “Critical Accounting Policies” section of “Item 5. Operating and Financial Review and Prospects” and “Summary of principal accounting policies” section on F-page of the Company’s Form 20-F for the fiscal year ended December 31, 2014:

The Company reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Company considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

In 2013, the Company made the decision to relocate a majority of Chongqing’s polysilicon assets to Xinjiang. As part of the decision to make significant investment to relocate the assets, the Company revisited the expectation as to the useful lives of these assets. Based on this review, the Company determined that the condition of its major assets, having now been in operations for a meaningful percentage of the original estimated lives, were in better condition, than the original useful life expectation had predicted, accordingly, the Company engaged an independent valuation firm to assist in reassessing the remaining economic useful life of the polysilicon assets in both Chongqing and Xinjiang. The analysis was completed in the first quarter of 2014.

Therefore, the Company revised the estimates of expected useful lives of long-lived assets from January 1, 2014. The useful lives of machinery and equipment were expended from 10 years to 15 years, while buildings and structures were expended from 20 years to 30 years. No changes were made to furniture, fixtures and equipment, or motor vehicles.

5.	Please explain to us the components and corresponding assets related to the non-operational Chongqing polysilicon costs disclosed as a non-GAAP reconciling item in your earnings release for the quarters ended March 31, and June 30, 2014. Please clarify in your future filings whether you expect these costs will continue to occur.

The Company respectfully advises the Staff that the non-operational Chongqing polysilicon costs mainly consisted of depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company’s Xinjiang facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur subsequent to the completion of the relocation plan. Once these assets are placed back in services, the Company will remove this adjustment from the non-GAAP reconciling item.

The Company will clarify the description of the non-operational Chongqing polycilicon costs and whether the Company expects these costs will continue to occur in the Company’s future filings.

If you have any additional questions or comments regarding the 2013 20-F, the May 12 6-K or the August 18 6-K, please contact the undersigned at (86 23) 6486-6666 or cfosunbing@daqo.com. Thank you.

Very truly yours,

/s/ Bing Sun
Bing Sun
Chief Financial Officer

cc:	Gongda Yao, Director and Chief Executive Officer, Daqo New Energy Corp.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Christy Liu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP